
SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
203
WASH, D.C. SECTION


07005238

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANTHEDGEPOINT SECURITIES, llc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY, SUITE 1915
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Cambareri 212-514-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN, LLP
(Name – *if individual, state last, first, middle name*)

655 3RD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH CAMBARERI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANTHEDGEPOINT SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance

Title

MICHAEL SWINARSKI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SW5084329
QUALIFIED IN RICHMOND COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES SEPT. 2, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANTHEDGEPOINT SECURITIES, LLC

(A Wholly-Owned Subsidiary of
VanthedgePoint Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

CONTENTS



Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
VanthedgePoint Securities, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

We have audited the accompanying statement of financial condition of VanthedgePoint Securities, LLC (the "Company") (a wholly-owned subsidiary of VanthedgePoint Group, Inc.) as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VanthedgePoint Securities, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
March 27, 2007

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mkllp.com

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 847,463	
Securities owned, at market value	248,818	
Receivable from clearing brokers	500,936	
Deposit with clearing organization	100,606	
Balances due from customers held at clearing brokers	5,441,982	
Due from affiliate	8,954	
Other assets	530	
TOTAL ASSETS		$ 7,149,289

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Balances due to customers held at clearing brokers	$ 5,819,458	
Accounts payable and accrued expenses	334,347	
Due to Parent for deferred income taxes	24,000	
Due to Parent	37,554	
TOTAL LIABILITIES		$ 6,215,359
CONTINGENCIES		
MEMBER'S EQUITY		933,930
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 7,149,289

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

REVENUES		
Commissions	$ 516,265	
Administrative fees	21,916	
Interest	194,815	
TOTAL REVENUES		$ 732,996
EXPENSES		
Employee compensation and benefits	547,387	
Equity commissions	78,377	
Options commissions	139,785	
Terminal and license	43,419	
Ticket charges	41,337	
Professional fees	61,502	
Interest	114,040	
Rent	19,099	
Compliance and regulatory	63,829	
Miscellaneous	7,544	
TOTAL EXPENSES		1,116,319
LOSS BEFORE INCOME TAXES		(383,323)
INCOME TAXES		24,000
NET LOSS		$ (407,323)

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2006

BEGINNING BALANCE - January 1, 2006	$ 8,982
Contributions from member	1,378,931
Distributions to member	(46,660)
Net loss	(407,323)
ENDING BALANCE - December 31, 2006	$ 933,930

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (407,323)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Expenses paid by Parent contributed to capital	$ 559,505	
Deferred income taxes	24,000	
Changes in operating assets and liabilities:		
Securities owned, at market value	(248,818)	
Receivable from clearing brokers	(500,936)	
Deposit with clearing organization	(100,606)	
Balances due from customers held at clearing brokers	(5,441,982)	
Due from affiliate	(10,554)	
Other assets	441	
Balances due to customers held at clearing brokers	5,819,458	
Accounts payable and accrued expenses	324,092	
Due to Parent	37,554	
TOTAL ADJUSTMENTS		462,154
NET CASH PROVIDED BY OPERATING ACTIVITIES		54,831
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	819,426	
Distributions to member	(46,660)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		772,766
NET INCREASE IN CASH AND CASH EQUIVALENTS		827,597
CASH AND CASH EQUIVALENTS - January 1, 2006		19,866
CASH AND CASH EQUIVALENTS - December 31, 2006		$ 847,463
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest		$ 114,040

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Operations

Nature of Business
VanthedgePoint Securities, LLC (the "Company" or "LLC") is a wholly-owned subsidiary of VanthedgePoint Group, Inc. (the "Parent"). The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company provides a range of services to the investing community including hedge funds, funds of hedge funds and their investment managers. The Company is a securities broker dealer providing trade execution, equity financing, cash management, and capital introduction to its customers. The Company utilizes the services of established clearing agents where it clears trades on an omnibus basis.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Valuation of Securities Owned - at Market Value
Marketable securities which consist of United States Government bonds, are valued at the closing price on the valuation date.

Securities Transactions and Revenue Recognition
Customer security transactions and the related commission revenue and expenses and are recognized on a trade date basis.

The Company recognizes administrative fee revenue ratably over the terms of the related contracts.

Interest charged on customer margin loans is accrued on a daily basis and calculated on a 360 day year.

NOTE 2 - Summary of Significant Accounting Policies, continued

Income Taxes
The Company is member of a group of affiliated companies joining with the Parent entity in filing consolidated Federal and State income tax returns. Effective September 16, 2006, the Parent has elected to be treated as a C-corporation instead of a Limited Liability Company. Pursuant to an informal tax allocation arrangement, the Company is allocated its share of Federal, State and Local income tax liability as if it were a separate taxpayer from the Parent. The tax provision within these financial statements represents the Company's share of the consolidated group's tax liability and is recorded as "Due to Parent for deferred income taxes" which represent the approximate amount due to the Parent for deferred income taxes resulting from earnings generated by the Company that are not currently payable due to the utilization of the Parent's net operating loss carry forwards.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company also recognizes deferred tax assets for future tax benefits, to the extent that realization of such benefits is more likely than not.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Risk
The Company is engaged in a broad range of securities brokerage services to a diverse institutional clientele. That clientele consists mainly of small and emerging hedge funds. Hedge funds are unregistered private investment pools that invest and trade in different markets. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks, hedge funds and other financial institutions. The Company uses two clearing brokers to process transactions. The clearing brokers maintain one account in the name of the Company and maintain that account on a commission basis. The Company is responsible for maintaining the records but not the funds of each of its individual customer accounts. The Company is extended credit from the clearing brokers and subsequently extends credit to its customers, which is secured by cash and securities in the customer's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Risk, continued
Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company's customers must acquire the securities at market prices, which may exceed the values reflected on the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains cash and cash equivalents with major financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company has cash and cash equivalents balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2006. The Company believes it is not exposed to any significant credit risks associated with cash and cash equivalents.

NOTE 3 - Securities Owned, at Market Value

At December 31, 2006, securities owned, at market value, consist of $248,818 of United States government bonds.

NOTE 4 - Clearing Agreements and Receivable From Clearing Brokers

The Company has entered into agreements with financial institutions to provide clearing and custody services on behalf of its customers. The receivable from clearing brokers includes amounts due on cash and margin transactions that are held at the clearing brokers. Securities owned by customers are held as collateral for such receivables. This collateral is not reflected in the accompanying financial statements.

NOTE 5 - Related Party Transactions

Due from Affiliate

For the year ended December 31, 2006, the Company had commission and interest revenue of $8,954 that was the result of securities transactions with an affiliate as a stockholder of the Parent is also the sole owner of the affiliate.

Due to Parent

The amount due to Parent of $37,554 at December 31, 2006, represents salaries to employees paid by the Parent on behalf of the Company during the year. This amount was repaid in January of 2007.

Management and Expense Sharing Agreement

The Company has a management and expense sharing agreement with the Parent. The agreement provides that the Parent will pay for various expenses relating to the operations of the Company. During the year ended December 31, 2006, the Parent paid $559,505 of expenses on behalf of the Company which have been recorded as capital contributions. This agreement expired on December 31, 2006 and is on a month to month basis for future periods.

NOTE 6 - Income Taxes

The provision for income taxes for the year ended December 31, 2006 consists exclusively of deferred taxes and includes the following:

	Amount
Federal	$15,500
State and local	8,500
Deferred Tax Provision	$24,000

The amounts due to Parent for deferred income taxes of $24,000 at December 31, 2006 consists of the utilization of the Parent's Federal, State and Local net operating loss carry-forwards at December 31, 2006.

NOTE 7 - Major Customer

During the year ended December 31, 2006, the Company generated a substantial portion of its revenue from one customer. Revenues from this customer totaled approximately $356,100 or 49% of total revenues for the year then ended.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1). The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items in accordance with SEC rule 15c3-3. At December 31, 2006, the Company's net capital amounted to $912,786, which was $662,786 in excess of its required net capital of $250,000.

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

NET CAPITAL		
MEMBER'S EQUITY		$ 933,930
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Aged receivables from clearing brokers	$ 10,416	
Due from affiliate	8,954	
Other assets	530	
TOTAL DEDUCTIONS AND CHARGES		19,900
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		914,030
HAIRCUTS ON SECURITIES		
Marketable securities - United States Government bonds		1,244
NET CAPITAL		$ 912,786

See independent auditors' report.

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2006

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to SEC rule 15c3-3 prepared as of date of net capital computation	$	217,287
MINIMUM NET CAPITAL REQUIREMENT - electing the alternative method	$	250,000
NET CAPITAL REQUIREMENT - greater of 2% of aggregate debit items as shown in formula for reserve requirement pursuant to SEC rule 15c3-3 prepared as of date of net capital computation or minimum net capital requirement	$	250,000
EXCESS NET CAPITAL	$	662,786

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FORM X-17A-5 Part II filing as of December 31, 2006.

See independent auditors' report.

VANTHEDGEPOINT SECURITIES, LLC

(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

CREDIT BALANCES		
Free credit balances and other credit balances in customers security accounts	$ 3,248,572	
Monies payable against customers' securities loaned	2,360,073	
TOTAL CREDIT ITEMS		$ 5,608,645
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to SEC rule 15c3-3	6,436,604	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	4,763,733	
GROSS DEBITS	11,200,337	
Less: 3% for the alternative method	336,010	
TOTAL DEBIT ITEMS		10,864,327
RESERVE COMPUTATION		
Excess of total debits over credits		$ 5,255,682
Amount held on deposit in reserve bank account, including value of qualified securities		$ --

See independent auditors' report.

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

There were no material valuations to report for which instructions to reduce to possession or control had been issued as of the audit date but for which the required actions was not taken by respondent within the time frames specified under SEC rule 15c3-3.

There were no material market valuations to report for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from temporary lags which result from normal business operations as permitted under SEC rule 15c3-3.

See independent auditors' report.



Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
VanthedgePoint Securities LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

In planning and performing our audit of the financial statements and supplementary schedules of VanthedgePoint Securities LLC (the "Company") (a wholly-owned subsidiary of VanthedgePoint Group, Inc.) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Member, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
March 27, 2007

END